UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

GOLUB CAPITAL BDC, INC.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

38173M 102
(CUSIP Number)

David B. Golub c/o Golub Capital BDC, Inc. 150 South Wacker Drive, Suite 800 Chicago, IL 60606 (312) 205-5050
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38173M 102
1	Name of Reporting Person David B. Golub
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 482,491
	8	Shared Voting Power 144,873
	9	Sole Dispositive Power 71,667
	10	Shared Dispositive Power 9,129,736
11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,201,403
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percentage of Class Represented by Amount in Row (11) 43.3%
14	Type of Reporting Person IN

This Amendment No. 1 (“Amendment No. 1”) supplementally amends the initial statement on Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) on April 30, 2010 (the “Schedule 13D”), by Mr. David B. Golub.  Capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the Schedule 13D.  This Amendment No. 1 is filed by Mr. Golub in accordance with Rule 13d-2 under the Securities Exchange Act of 1934, as amended, and it shall refer only to the information that has materially changed since the filing of the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

As of the date hereof, Mr. Golub may be deemed to be the beneficial owner of 9,201,403 shares of Common Stock, representing 43.3% of the total issued and outstanding shares of Common Stock.  As set forth below, Mr. Golub’s beneficial ownership of 9,201,403 shares of Common Stock is comprised of his direct beneficial ownership of the 71,667 shares of Common Stock purchased through his individual retirement account, his indirect beneficial ownership of the 8,984,863 shares of Common Stock owned directly by Golub Capital Company IV, LLC, Golub Capital Company V LLC, Golub Capital Company VI LLC and GEMS Fund, L.P. and his indirect beneficial ownership of 144,873 shares of Common Stock owned directly by Golub Capital Management LLC, Golub Capital Incorporated, GC Service Company, LLC, GCI Operations LLC and GC Advisors LLC.  All percentages set forth in this statement on Schedule 13D are based upon the 21,255,976 shares of Common Stock issued and outstanding as of the date hereof.

Mr. Golub is the direct beneficial owner of the 71,667 shares of Common Stock purchased through his individual retirement account and has sole voting power and sole dispositive power over these shares.

Mr. Golub also indirectly beneficially owns 410,824 shares of Common Stock through investments in Golub Capital Company IV, LLC, Golub Capital Company V LLC, Golub Capital Company VI LLC and GEMS Fund, L.P., which directly own 1,981,791, 3,486,217, 1,764,807 and 1,752,048 shares of Common Stock, respectively.  Mr. Golub has sole voting power over these 410,824 shares, as the voting rights to the Common Stock owned by each entity have been passed through to the members or limited partners of each entity.  Together with the 71,667 shares held by Mr. Golub through his individual retirement account on April 20, 2010, Mr. Golub has sole voting power over 482,491 shares of Common Stock.

Mr. Golub, together with Lawrence E. Golub, is a control person of Golub Capital Management LLC, the investment advisor of Golub Capital Company IV, LLC, Golub Capital Company V LLC and Golub Capital Company VI LLC, is a control person of GC Advisors LLC, the investment advisor of GEMS Fund, L.P.  Due to his control of Golub Capital Company IV, LLC, Golub Capital Company V LLC, Golub Capital Company VI LLC and GEMS Fund, L.P., Mr. Golub may be viewed as having shared dispositive power over all of the 8,984,863 shares of Common Stock owned directly by such entities although voting rights to the Common Stock have been passed through to the members or limited partners of each entity.  Mr. Golub disclaims beneficial ownership of such shares of Common Stock except to the extent of his pecuniary interest therein, which interest is set forth above.

Mr. Golub, together with Lawrence E. Golub, is a control person of Golub Capital Management LLC, Golub Capital Incorporated, GC Service Company, LLC, GCI Operations LLC and GC Advisors LLC.  Due to his control of such entities, Mr. Golub may be viewed as having shared voting and dispositive power over all of the 144,873 shares directly owned by such entities.  126,984 of these shares were purchased from the underwriters at a purchase price of $15.75 per share in the Issuer’s public offering, which priced on March 31, 2011 and closed on April 6, 2011.  These shares are held for the benefit of employees of such entities, and Mr. Golub disclaims beneficial ownership of such shares of Common Stock except to the extent of his pecuniary interest therein.

Item 6. Contracts, Arrangement, Understanding or Relationships with Respect to Securities of the Issuer.

Each of the 9,201,403 shares of Common Stock over which Mr. Golub has beneficial ownership is subject to a lock-up agreement, that provides, among other things, that such shares shall not be offered, pledged, sold or otherwise disposed of for a restricted period of 90 days after March 31, 2011, unless certain waivers are obtained.  This 90-day restricted period may be extended if (i) during the last 17 days of such 90-day restricted period, the Issuer issues an earnings release or material news or a material event relating to the Issuer occurs or (ii) prior to the expiration of such 90-day restricted period, the Issuer announces that it will release earnings results or becomes aware that material news or a material event will occur during the 16-day period beginning on the last day of such 90-day restricted period.  In such event, the restrictions on transfer of the Common Stock shall continue to apply until the expiration of the 18-day period beginning on the date of issuance of the earnings release or the occurrence of the material news or material event, as the case may be.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 6, 2011
Date

/s/ David B. Golub
Signature

David B. Golub
Name